MIH LIMITED
                  (Incorporated in the British Virgin Islands)
                           (Registration Number 47572)
                            ("MIHL" or "the company")

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PRELIMINARY REPORT

Group audited results for the year ended 31 March 1999 were as follows:

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INTRODUCTION

MIHL concluded an eventful year, culminating in a successful listing on Nasdaq and the Amsterdam Stock Exchange in April 1999. MIHL raised US$187,8 million (before expenses) from the listing. The listing gives the group access to international capital markets and enables the group to become a world-class provider of media technologies and services over a wide variety of electronic platforms, including Internet and interactive television.

RESULTS

Net revenues of the MIHL group amounted to US$610 million, which represents an increase of 21,8% on the previous year. This results from organic growth in subscriber numbers and the consolidation of the Mindport technology division for the full year. Expansion of existing businesses and investment in new markets resulted in an operating loss of US$44 million, compared to US$43 million the previous year.

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MIHL's interest in UBC was equity accounted for the first time during the current year. Goodwill arising on the acquisition of the interests in UBC and OpenTV during the year amounted to US$72 million and will be written off over a period of five years. Provisions of US$31,1 million created at the time of the NetHold/Canal+ transaction regarding subscriber guarantees, decoder technology and programming warranties, which are now no longer required, were reversed during the year.

During the year MIHL increased its shareholding in United Broadcasting Corporation Public Company Limited (UBC) of Thailand from 17,3% to 27,8% for a consideration of US$67 million, and now equity accounts this investment. The company intends to exercise an option to purchase an additional 3,3% of UBC for US$9 million in cash, taking its interest to 31,1%.

In March 1999 MIHL purchased Thomson Consumer Electronics Inc.'s entire interest in OpenTV Inc. (OpenTV) effectively in exchange for MIHL class A ordinary shares issued simultaneously with its listing on the Nasdaq and AEX. MIHL sold a portion of this OpenTV interest to Sun Microsystems for approximately US$9 million in cash. After giving effect to such sale, the company owns 80,1% of OpenTV.

On 4 April 1998 MIHL's indirect subsidiary company, MultiChoice Africa (Proprietary) Limited (MCA) transferred 28 million of its shares in Electronic Media Network Limited/SuperSport International Holdings Limited (M-Net/SSIH) to the Phuthuma Futhi share

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scheme so as to promote black empowerment, for a consideration of US$22 million.
Under certain conditions, MCA may be required to assume the Phuthuma Futhi Trust's financing obligations at maturity on 14 April 2001, and re-acquire ownership of the M-Net/SSIH shares. The shares transferred have been pledged as collateral for such obligations. MCA is entitled to receive dividends until 2001 and MIHL accounts for a 19,8% equity investment in M-Net/SSIH.

MIHL acquired TV/Com International Inc. (TV/Com) during the current year for a consideration of US$14,5 million in order to increase the group's conditional access intellectual property rights.

PROSPECTS AND DEVELOPMENTS

MIHL's businesses are focussed on two areas:

o Mindport, which provides technology solutions to media companies world-wide for interactive television operating systems, subscriber management, conditional access and other pay-media applications; and

o the operation of television platforms in Africa, the Mediterranean region and Asia, through various direct and indirect subsidiary companies, joint ventures and associated companies.

Technology-related services

Mindport has completed its transition into a fully-fledged technology development company. During the year Mindport acquired TV/Com and recently increased to 80,1% its stake in

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OpenTV, the developer of the world's leading interactive television operating system.

Mindport now owns powerful intellectual property rights and intends to unlock further value in this area by developing its portfolio. Mindport and OpenTV are poised for increased growth as their customers roll out their services during the next year.

Internationally television platforms continue to experience significant changes. The partial integration of television platforms with the Internet, through interactive television applications, will allow for the viewing experience to be fundamentally enhanced, resulting in a need for increased functionality and storage capacity of decoders.

Television platforms

The aggregate subscriber base serviced by the television platform operations of the MIHL group increased to in excess of 1,9 million subscribing households.

MIHL's indirect subsidiary company, MCA, with a subscriber base of close on 1,3 million homes in more than 40 countries across the African continent and adjacent islands, continues to experience an increasing trend of analogue subscribers migrating to the digital platforms.

The analogue operations in Greece and Cyprus enjoyed strong growth and reached 350 000 subscribing households. Regulatory rigidities in Greece have delayed the launch of a digital

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business. A licence application for a digital platform was lodged at the beginning of 1999 and the Radio and Television Council in Greece has recommended to the Greek minister of press that the digital licence be awarded to MultiChoice Hellas. Accordingly, it is anticipated that the launch of the digital NOVA bouquet will follow later this year.

After a year of restructuring following the creation of UBC through the merger of IBC and UTV, the Thailand subscriber base grew to approximately 300 000 homes.

Future strategy

It is evident that the provision of interactive and content services on the Internet closely mirrors the value chain of its television platforms and that interactive television services will rely on both Internet and television operating technologies to be successful. MIHL intends to concentrate on developing television platform and online Internet service opportunities in South East Asia and China.

Year 2000

The MIHL group has conducted a comprehensive review of its operations to determine if the group's business critical systems are Year 2000 compliant. The group has completed the compilation of an inventory of its hardware and software systems and an impact analysis has been prepared. Although certain of its systems and products are not Year 2000 compliant, the

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group believes that with its planned modifications, the Year 2000 issue will not pose significant operational problems for its products, services and business critical systems. The group has incurred, and will incur, general staff costs, consultancy fees and other expenses in preparation for the Year 2000, which will be absorbed within the normal operating budget of the group.

The group relies, in the provision of its services, on systems, suppliers and third parties (outside systems) which, frequently, are not controlled by the group. These may not be Year 2000 compliant and may have an adverse effect on the group's business.

On behalf of the board:

T Vosloo                                        J D T Stofberg
Chairman                                        Chief Executive

Directors

T Vosloo (chairman), J P Bekker, V G Bray, J H W Hawinkels, S G Oldfield, S J Z Pacak, L R Penfold, A M Rosenzweig, J D T Stofberg (chief executive).

Registration Agents

First Chicago Trust Company of New York
Mail Suite 4690
P O Box 2532
Jersey City
New Jersey
07303-2532

Registered Office

Abbott Building
Road Town
Tortola
British Virgin Islands

Web site Address

www.mih.com

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                                   MIH LIMITED

                             ABRIDGED BALANCE SHEET
                           (in millions of US dollars)

                                                31 March      31 March
                                                  1999          1998

                   ASSETS

Current Assets                                $      210   $        275
                                              ----------   ------------
  Cash and cash equivalents                           56            153
  Inventories and accounts receivable                115             99
  Programme and film rights                           39             23
                                              ----------   ------------

Non-Current Assets                                   566            371
                                              ----------   ------------
  Tangible fixed assets, net                         237            114
  Intangible assets, net                             207            164
  Long-term investments                               70             77
  Programme and film rights                           52             16
                                              ----------   ------------

                                              ----------   ------------
                TOTAL ASSETS                  $      776   $        646
                                              ==========   ============

                 LIABILITIES

Current Liabilities                           $      351   $        309
                                              ----------   ------------
  Bank overdrafts and short-term loans                64             16
  Current portion of long-term debt                   16             36
  Current portion of programme and film
  rights                                              38              6
  Accounts payable and other current
  liabilities                                        233            251
                                              ----------   ------------

Non-Current Liabilities                              249             83
                                              ----------   ------------
  Long-term debt                                     206             55
  Programme and film rights                           43             25
  Net deferred tax                                    --              3
                                              ----------   ------------

            SHAREHOLDERS' EQUITY

Total shareholders' equity                           176            254
                                              ----------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                        $      776   $        646
                                              ==========   ============

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                                   MIH LIMITED

                                INCOME STATEMENT
                           (in millions of US dollars)

                                                       31 March      31 March
                                                         1999          1998

Net revenues                                         $       610   $        501

Operating expenses                                           654            544
                                                     -----------   ------------
     Cost of providing services                              392            309
     Selling, general and administrative                     211            177
     Depreciation and amortisation                            51             58
                                                     -----------   ------------

                                                     -----------   ------------

Operating loss                                               (44)           (43)
Financial results, net                                        (9)            (5)
Equity results in joint ventures                             (41)            (5)
Equity results in associates                                  (2)            (3)
Profit on sale of joint venture                               31             --
                                                     -----------   ------------

Loss before taxation                                         (65)           (56)
Income taxation                                               --             (8)
                                                     -----------   ------------

Loss after taxation                                          (65)           (64)
Minority interest                                             --              4
                                                     -----------   ------------

Loss from continuing operations                              (65)           (60)
Loss from discontinued operations                             (4)            (4)
                                                     -----------   ------------

Net loss                                             $       (69)  $        (64)
                                                     ===========   ============

Loss per share from continuing operations (basic
and diluted)                                         $     (1.70)  $      (1.57)
Net  loss per share (basic and diluted)              $     (1.80)  $      (1.67)
Shares used to compute (loss)/profit per share        38,235,000     38,235,000

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                                   MIH LIMITED

                          ABRIDGED CASH FLOW STATEMENT
                           (in millions of US dollars)

                                                   31 March     31 March
                                                     1999         1998

Cash (used in)/from operating activities        $       (19)   $          5

Cash (used in)/from investing activities                (95)            170

Cash from/(used in) financing activities                 18             (77)
                                                -----------    ------------

(Decrease)/increase in cash and cash
equivalents                                             (96)             98

At the beginning of the year                            153              61

Translation adjustment                                   (1)             (6)
                                                -----------    ------------

Cash and cash equivalent at end of the year     $        56    $        153
                                                ===========    ============

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                                   MIH LIMITED

                            SUPPLEMENTARY INFORMATION
      (in millions of US dollars except for the net asset value per share)

                                                     31 March        31 March
                                                       1999            1998

Included in selling, general and administrative expenses:

  Operating lease charges                          $        37    $         33

Financial results                                           (9)             (5)
                                                   -----------    ------------
    Interest received                                       10               8
    Interest paid                                          (21)            (13)
    Net foreign exchange losses                             (1)             (6)
    Dividends received                                       3               3
    Gain on disposal of investment                          --               3
                                                   -----------    ------------

Long-term Investments:                                      70              77
                                                   -----------    ------------
    Marketable securities                                    1              57
    Associates                                              14              13
    Joint ventures                                          55               7
                                                   -----------    ------------
    Market value of listed investments                     122             159
    Directors' valuation of unlisted investments             1               4

Capital expenditure for the period                          11              32

Commitments:
                                                   -----------    ------------
    Capital expenditure                                      3              18
    Operating lease commitments                             88             245
    Programme rights commitments                            34              16
    Decoder commitments                                     20              13
                                                   -----------    ------------

Net asset value per share (cents)                       366,16           664,3